SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Banco Santander, S.A.

Item

1	Press Release dated March 28, 2014.	1

2	Decisions adopted at the General Shareholders’ Meeting held on March 28, 2014	1

Press Release

Banco Santander’s Annual General Meeting

Emilio Botín: “We are prepared to make the most of all the opportunities for growth within our reach”

•	“Last year’s results once more demonstrate Banco Santander’s great resilience in the most difficult of contexts. It was a year of transition towards a more normal level of profit, which we will see in 2014, 2015 and 2016.”

•	“Banco Santander will emerge strengthened from the stress test exercise. I am convinced that our exceptional diversification will be very well assessed.”

•	“Spain is going to be one of the most positive stories in Santander’s results in the next three years. We maintain our forecast that we will make a profit of EUR 3 billion in Spain in 2016.”

•	Spain’s economic recovery is now a fact. I am convinced that 2014 will be a much better year because lending will return, growth will return and, though slower, employment will return.”

•	“At Banco Santander, we are doing everything possible to ensure that not one viable project is left without financing in Spain. The bank is selling twice the number of mortgages than last year, while car finance and loans to SMEs are growing.”

•	“The improvement in investors’ and analysts’ perception of the bank and less uncertainty about Europe and Spain have helped the share price. Since March 2013, total return has amounted to 30%.”

•	The Board of Directors proposes to the meeting maintaining the remuneration of EUR 0.60 per share in 2014 for the sixth year running. Since the start of the crisis, in 2008, total shareholder return was 43.5%, compared to 17.4% of the European banks’ index.

Madrid, March 28, 2014 – Banco Santander’s chairman Emilio Botín led the bank’s Annual General Meeting, which approved the 2013 accounts. He said the results (EUR 4.37 billion, 90% more than in 2012) “once more demonstrate Banco Santander’s great resilience in the most difficult of contexts, thanks to its diversified and recurring income and solid balance sheet. Last year was a period of transition towards a more normal level of profit, which we will see in 2014, 2015 and 2016.”

Botín highlighted Santander’s capacity to generate income (profit before provisions amounted to EUR 19.909 billion); its control of costs, what maintains Santander at the top of the international banking by efficiency; the reduction of provisions, and the fact it has maintained its shareholder remuneration at EUR 0.60 a share for the fifth consecutive year, which, added to the share price gain, represents a yield of 16.7% in 2013.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	1

“The improvement in investors’ and analysts’ perception of the bank and less uncertainty about Europe and Spain have helped the share price. If we use the share price at the time of last year’s general meeting as our reference, as of today total shareholder return stands at 30%.” Over the last five years, since the start of the crisis, total shareholder return has amounted to 43.5%, compared to 17.4% for the European banks’ index. In this period, remuneration for Santander’s over three million shareholders amounts to EUR 28.1 billion. In 2014, the Group will apply its Santander Dividendo Elección programme, which allows shareholders to choose between receiving the dividend in cash or shares, in its four quarterly payments and total remuneration will be maintained at 0.60 euros per share for a sixth consecutive year.

Santander’s chairman reviewed the key aspects of the group’s banking model, which have enabled it to emerge from the crisis stronger and have made it one of the few international banks that have not suffered a single quarter of losses during this period.

•	Geographical diversification. Banco Santander has a significant presence in ten key countries and a good balance between mature and emerging markets, which contribute 47% and 53%, respectively, to group profits. “Santander’s diversification is a strategic decision that is carefully thought out and approved annually by the Board. This model provides greater income stability, moderates risks and facilitates the use of best practices in management. The process of diversification began nearly 30 years ago and is, therefore, unique and difficult to replicate in international banking.”

•	Subsidiaries that are autonomous in capital and liquidity. “This offers greater management flexibility, allows a double layer of global and local supervision and isolates risks within the Group. It is our policy for all the Group’s main subsidiaries to be listed and the process will be completed as soon as market conditions allow. Today, our stakes in our listed banks in Brazil, Mexico, Chile, Poland, and Santander Consumer USA (which was floated in January), have a market value of EUR 35 billion.”

•	Focus on retail and commercial banking, which accounts for 87% of the group’s income. “Customers are at the heart of Banco Santander’s business model. We want to strengthen customer linkage and offer the products and services that best fit their needs, while constantly improving the quality of our service.”

•	Solid solvency position. “The Group has substantial capacity to generate capital organically and through active management of its business portfolio. At the start of 2014, our core capital under Basel III rules stood at 11% – well above the 8% regulatory requirement.”

•	Ample liquidity position. “The loan-to-deposit ratio is 109% for the group and 87% in Spain and we also have ample access to wholesale markets through multiple instruments in all the markets in which we are present.”

•	Prudent risk management. “The Board of Directors places special emphasis on risk management, setting the risk appetite at a medium to low level every year. Individual and sector exposures remain moderate and our cross-border country risk is minimal, representing less than 1% of total Group assets. Furthermore, Santander Group’s credit risk is highly geographically diversified.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	2

•	Efficiency and technology. “The fact that Santander uses the same technology and operational systems in all its geographical markets, provide cost savings and productivity gains that make Santander one of the most technologically advanced and efficient banks in the world.”

During his speech to the AGM, Botín said that Spain has undergone “a substantial restructuring of the financial sector, which has emerged visibly strengthened after the crisis, as recognised by international authorities”. He said Banco Santander had focused on strengthening its competitive position by gaining market share in deposits and improving its competitiveness through brand integration and cost control. “Furthermore, since the start of the crisis, the Santander Group has made provisions and write-downs of EUR 65 billion, generated EUR 18.4 billion of capital and remunerated its shareholders with the equivalent of EUR 28.1 billion.”

“We have done all this without receiving any state aid in any of the countries in which we operate. On the contrary, Banco Santander has made a significant contribution to cleaning up Spain’s savings banks by putting EUR 4 billion into the deposit guarantee fund and its share of the capital of SAREB.”

Regarding banking union he said that “major steps have been taken in that direction and, from November, the European Central Bank will assume ultimate responsibility for supervision of the whole European financial system and, in particular, take on direct supervision of the Eurozone’s main financial institutions. I am sure that direct supervision by the European Central Bank from November this year will lead to the application of the same rules for everyone, providing a level playing field, which will contribute to making the strength of Banco Santander’s business model more evident.”

He also recalled that before the ECB takes charge of supervision, the banking system will undergo a stress test to check banks’ capital strength in adverse economic scenarios. “Banco Santander will easily exceed the requirements and will emerge strengthened from this exercise. I am convinced that Banco Santander’s exceptional diversification at a global level will be very well assessed in that stress test,” he added.

Outlook for 2014

Banco Santander’s chairman focused the last part of his speech on the outlook for 2014. “Banco Santander has started the year in an excellent position, supported by the strength of its balance sheet, its liquidity position and the geographical diversification of its activities. We are prepared to make the most of all the opportunities for growth within our reach.”

In his opinion: “The economic context is also more favourable. Growth prospects for the world economy are going to improve in 2014 and 2015, according to the International Monetary Fund. But this time, growth will be better balanced between emerging and mature economies, with the latter taking the lead after a long period of inertia. For the first time in recent years, all the countries in which the Group operates will experience economic growth in 2014.”

He said that no one now doubts that the Spanish economy is recovering. It is now generating employment and is headed for growth of over 1% in 2014. This improvement is also a result of major structural reforms that are bearing fruit. Spain has emerged from the financial assistance programme with a very favourable assessment from the ‘troika’.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	3

Botín emphasised the “great work the Spanish government is doing in the reforms it is carrying out, its effort to correct the deficit and its political commitment to continuing to make progress in balancing the public sector accounts. It is true that there is still a long way to go. The priority must continue to be job creation and neither the government nor the private sector should become complacent.”

“Spain’s economic recovery is now a fact. Banco Santander is selling twice the number of mortgages than last year, while car finance and loans to SMEs are also growing. I am convinced that 2014 will be a much better year: lending will return, growth will return and, though slower, employment will return.”

“For all these reasons,” he added, “we expect Banco Santander in Spain this year to achieve an increase in lending and financial income, lower costs as a result of the merger with Banesto and Banif and a more normal level of provisions, with the cost of risk approaching that of before the crisis. This very week we have announced an ambitious plan to turn Banco Santander into the leading bank for SMEs and that we are going to undertake first in Spain and then in all the Group’s countries. At Banco Santander, we are doing everything possible to ensure that not one viable project is left without financing in Spain.”

The bank chairman said he was convinced that “this set of initiatives will support economic growth and job creation. As I have said on more than one occasion and will repeat now, Spain is going to be one of the most positive stories in Santander’s results in the coming years. Specifically, we maintain our forecast that we will make a profit of EUR 3 billion in Spain in 2016.”

Finally, Botín said he was “very optimistic” about the group’s future. “We have a business model and a degree of diversification that is unique in international banking. After a number of years in which the priority has been to strengthen our balance sheet and liquidity position, we are now perfectly ready to enter a new phase of sustained profit growth, focusing on:

•	Strengthening our business relationship with our more than 100 million customers in our ten biggest markets. To achieve this, we will better segment our products and services with a particular focus on service quality.

•	Controlling costs and efficiency in a very competitive context, so that we can continue to be leaders among the major international retail and commercial banks.

•	And making the most of all the competitive opportunities provided by European banking union, in what we hope will be a more level and uniform playing field than in the past.”

“Very few international banks are in such a good competitive position at a time when new banking regulations are calling some business models into question and placing restrictions on some investment banking activities. We have made a very good start to 2014 and an improvement in our results will be evident in the coming quarters. I am convinced that this will be reflected in our share price,” he concluded.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	4

Javier Marín: “Our business transformation aims to win more customers and ensure they are more closely linked and more satisfied”

Banco Santander’s chief executive officer, Javier Marín, highlighted in his speech the management levers that will drive the group’s growth:

1.	Efficient capital management. “We are analysing all our markets and segments to ensure capital is correctly assigned to the businesses that are the most profitable and have the best growth prospects. Segmenting and differentiating is the key.”

2.	Commercial development focused on the customer. “The principle behind our business transformation is to win more customers and ensure they are more closely linked and more satisfied. We want to take better advantage of our 107 million-strong customer base.” Marín said the bank was working on three fronts: improving its business processes to make contracts more agile and effective and to simplify procedures; extending multi-channel services to all customer segments and reducing costs; and perfecting its risk management to make it more agile and tailor it to each customer, while maintaining the bank’s traditional prudence. “The whole organisation is involved in the strategy of transforming the bank’s business,” he said.

3.	Take advantage of the group’s global reach. “We want to reinforce the advantage that sets Santander apart: the combination of the strong local presence with the global business units for support that make the commercial local units more competitive.” He gave three examples of global projects now underway, aimed at different customer segments: Santander Select, for high income customers; the Santander Advance range for small and medium-sized companies; and the closer cooperation between the wholesale bank and the retail units that will improve their value offer.

4.	Improving efficiency and productivity to better serve customers. “In recent years, we have drawn up a global plan to achieve synergies, which is now being implemented and runs to 2016. This will result in cost savings of EUR 1.5 billion.”

5.	Management of human resources. “We are developing our human resources management model to bring it into line with the bank’s aim of reinforcing its vocation of customer service.”

Marín gave an overview of the situation and outlook in the different countries in which the group is present. He emphasized “the very positive view of the potential in the medium and long term of the Brazilian economy. It is a country with intact background strengths. Santander Brasil has a solid position, it is the best-capitalised bank. Revenues are stabilising and costs are growing by less than inflation. The cost of risk is clearly diminishing. We see clear growth opportunities in the most profitable segments,” he said. He also mentioned the United Kingdom: “Our performance there has improved quarter by quarter, resulting in a good year. Santander UK has consolidated its position as a benchmark in the UK. Since September, when new regulations made account switching easier, Santander UK has led the field in attracting customers from competitors and has a net market share of 11%.”

Finally, the CEO said the bank’s growth prospects for the next few years were “very positive”. “We have a solid base in terms of capital and liquidity and a unique strategic position. After a cycle of balance sheet strengthening, the bank is now fully prepared for a new phase of profit growth. We have a well-defined strategy, now being implemented, to achieve this. I am sure that all this will consolidate the group as one of the leading banks in the international financial sector.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	5

MR IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 28 March 2014, the following resolutions were passed:

“Item One:

One A: Approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2013.

One B: Approval of the corporate management for Financial Year 2013.

Item Two:

Approval of the application of results in the amount of 1,030,040,518 euros obtained by the Bank in Financial Year 2013, to be distributed as follows:

Euros	876,997,664	for the acquisition of free-of-charge allotment rights (derechos de asignación gratuita), with a waiver of the exercise thereof, from those shareholders who chose to receive cash compensation equal to the first, second and third interim dividends (641 million euros) under the Santander Scrip Dividend programme (Santander Dividendo Elección) and from those who it is estimated will choose to receive cash compensation equal to the supplemental dividend (236 million euros). If the amount used to acquire the rights of shareholders who choose to receive cash compensation equal to the supplemental dividend is less than the aforementioned amount, the difference between both such amounts will automatically be used to increase the Voluntary Reserve. If greater, the difference will be reduced from the amount appropriated to the increase of the Voluntary Reserve.

Euros	153,042,854	to increase the Voluntary Reserve, which sum will automatically be increased or reduced by the amount, if any, required in accordance with the foregoing.

Euros	1,030,040,518	in total.

In addition to the said amount of 877 million euros, 4,400 million euros in shares were used to compensate shareholders under the shareholder compensation scheme (Santander Scrip Dividend) approved by the shareholders at the ordinary general shareholders’ meeting held on 22 March 2013, pursuant to which the Bank offered the possibility of choosing to receive an amount equal to the first, second and third interim dividends for financial year 2013 in cash or in new shares.

Likewise, under the shareholder compensation scheme (Santander Scrip Dividend) the application of which is submitted to the shareholders for approval at this general shareholders’ meeting under item Ten A of the agenda, the Bank will offer the possibility of choosing to receive an amount equal to the supplemental dividend for such financial year in cash or in new shares. The directors of the Bank have estimated the percentage of requests for shares at 86.4%, for which reason it expects to compensate shareholders with approximately 1,498 million euros in shares.

Therefore, total shareholder compensation with a charge to financial year 2013, for all of the aforementioned items, comes to approximately 0.605 euro per share.

Item Three:

Three A:	To ratify the appointment of Mr José Javier Marín Romano as a director, which appointment was approved by the board of directors at its meeting of 29 April 2013, and to re-elect him for a term of three years.

Three B:	To ratify the appointment of Mr Juan Miguel Villar Mir as a director, which appointment was approved by the board of directors at its meeting of 29 April 2013.

Three C:	To ratify the appointment of Ms Sheila Bair as a director, which appointment was approved by the board of directors at its meeting of 27 January 2014, and to re-elect her for a term of three years.

With respect to the annual renewal of one-third of board positions provided by article 55 of the Bylaws, and notwithstanding the currency through 2015 of the positions held by the directors mentioned in Three F and G below, to re-elect the following persons for a new term of three years:

Three D:	To re-elect Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea as a director.

Three E:	To re-elect Mr Rodrigo Echenique Gordillo as a director.

Three F:	To re-elect Ms Esther Giménez-Salinas i Colomer as a director.

Three G:	To re-elect Mr Vittorio Corbo Lioi as a director.

Item Four:

To re-elect the firm Deloitte, S.L., with a registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Financial Year 2014.

Item Five:

I) To deprive of effect, to the extent of the unused amount, the authorisation granted by the shareholders at the ordinary general shareholder’s meeting held on 11 June 2010 for the derivative acquisition of shares of its own stock by the Bank and by the subsidiaries making up the Group.

II) To expressly authorise the Bank and the subsidiaries making up the Group to acquire shares representing the share capital of the Bank for any valuable consideration allowed by law, within such limits and subject to such requirements as are legally applicable, until reaching a maximum number of shares (added to those already held) equal to ten per cent of the share capital existing at any time or to such maximum percentage as may be established by law during the effectiveness of this authorisation, such shares being totally paid up, at a minimum price per share equal to the nominal value thereof and a maximum price of up to 3 per cent in excess of the last listing price for trading operations in which the Bank does not act for its own account on the Continuous Market of the Spanish Stock Exchanges (including the block market) prior to the relevant acquisition. This authorisation may only be used within a term of five years as from the date the general shareholders’ meeting is held. The authorisation includes the acquisition of shares, if any, to be delivered directly to employees and directors of the Company or as a consequence of the exercise of option rights held by such employees or directors.

Item Six:

Six A:

(i)	To amend sub-section 3 of article 42 of the Bylaws, without changing the other sections of such article, such that sub-section 3 of article 42 will hereafter read as follows:

“3.	For purposes of these bylaws, the terms external director, proprietary director, independent director and executive director shall have the meaning ascribed to such terms in applicable law, in these bylaws or in the rules and regulations of the board of directors”.

(ii)	To include a new sub-section 6 in article 58 of the Bylaws without changing the other sections of such article, such that sub-section 6 of article 58 will hereafter read as follows:

“6.	The variable components of compensation shall be set such that there is an appropriate ratio between the fixed and variable components of total compensation.

The variable components shall not exceed one hundred percent of the fixed components of the total compensation of each director, unless the shareholders at a general shareholders’ meeting approve a higher ratio, which shall under no circumstances exceed two hundred percent of the fixed components of the total compensation, on the terms established by law”.

(iii)	To amend sub-section 1 of article 59 of the Bylaws, without changing the other sections of such article, such that sub-section 1 of article 59 on the terms indicated below:

“1.	The board of directors shall, on an annual basis, approve the annual report on directors’ remuneration, which shall include complete, clear and understandable information regarding (i) the overall summary of the application of such policy during the last fiscal year, including a breakdown of the individual compensation accrued by each director during such fiscal year, (ii) the policy approved by the board for the current year and (iii) the policy, if any, planned for future years. This report shall be made available to the shareholders when the ordinary general shareholders’ meeting is called and shall be submitted to a consultative vote thereof as a separate item on the agenda. The contents of the report shall be governed by the provisions of the rules and regulations of the board”.

Six B:

(i)	To amend article 48 of the Bylaws, which shall read as follows:

“Article 48. The executive chairman

1.	The chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Company, vested with such powers as are required to hold office in such capacity. Considering his particular status, the executive chairman shall have the following powers and duties, among others set forth in the law, in these bylaws or in the rules and regulations of the board:

a)	To ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are duly carried out.

b)	To be responsible for the overall inspection of the Bank and all services thereof.

c)	To hold discussions with the managing director and the general managers in order to inform himself of the progress of the business.

2.	The board of directors shall delegate to the chairman all its powers, except for those that are legally non-delegable or that may not be delegated pursuant to the provisions of these bylaws or the rules and regulations of the board, without prejudice to entrusting to the managing director the duties set forth in article 49 of these bylaws.

3.	The chairman shall be appointed to hold office for an indefinite period and shall require the favorable vote of two-thirds of the members of the board. The chairman may not at the same time hold the position of managing director provided for in article 49 of these bylaws”.

(ii)	To amend article 49 of the Bylaws, which shall read as follows:

“Article 49: The managing director

1.	The board of directors shall appoint from among its members a managing director, to whom the day-to-day management of the business shall be entrusted, with the highest executive duties.

2.	The board of directors shall delegate all its powers to the managing director, except for those that are legally non-delegable or that may not be delegated pursuant to the provisions of the law, these bylaws or the rules and regulations of the board.

3.	The appointment of the managing director shall require the favourable vote of two thirds of the members of the board.

4.	The board of directors may appoint more than one director to hold office as managing director, with such powers as the board may determine”.

(iii)	To add a new article 49 bis to the Bylaws, which shall read as follows:

“Article 49 bis. The lead director

1.	The board of directors shall appoint from among the independent directors a lead director, who shall be especially authorised to:

(i)	request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board of directors that has already been called.

(ii)	coordinate and organise meetings of non-executive directors; and

(iii)	direct the regular evaluation of the chairman of the board of directors.

2.	The appointment of the lead director shall be made for an indefinite period, with executive directors abstaining”.

(iv)	To amend sub-sections 1 and 2 of article 50 of the Bylaws, with no change in the other sub-sections of such article. The aforementioned sub-sections 1 and 2 of article 50 shall hereafter read as follows:

“1.	Without prejudice to such powers as may be delegated individually to the chairman, the managing director or any other director, and to the power of the board of directors to establish committees for each specific area of business, the board of directors shall establish an executive committee, to which general decision-making powers shall be delegated, and a risk committee, to which powers shall be delegated in connection with risks.

2.	The board may also establish committees with supervisory, reporting, advisory and proposal-making powers in connection with the matters within their scope of authority, and must in any event create the committees required by applicable law, including an audit committee, an appointments and remuneration committee and a risk supervision, regulation and compliance committee”.

(v)	To amend article 53 of the Bylaws, which shall read as follows:

“Article 53. Audit committee

1.	The audit committee shall consist of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive, with independent directors having majority representation.

2.	The members of the audit committee shall be appointed by the board of directors, taking into account their knowledge, skills and experience in the areas of accounting, auditing or risk management.

3.	The audit committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit committee shall be replaced every four years, and may be re-elected once after the passage of one year from the date on which his term of office expired.

4.	The audit committee shall have at least the following powers and duties:

(i)	Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

(ii)	Supervise the effectiveness of the Bank’s internal control and internal audit, and discuss with the auditor any significant weaknesses detected in the internal control system during the conduct of the audit.

(iii)	Supervise the process of preparation and submission of regulated financial information.

(iv)	Propose to the board of directors, for submission by it to the shareholders at the general shareholders’ meeting, the appointment of the auditor, pursuant to the rules and regulations applicable to the Company.

(v)	Establish appropriate relationships with the auditor to receive information on those issues that might jeopardize the independence thereof, for examination by the audit committee, and on any other issues relating to the financial statements audit process, as well as maintain such other communication as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations.

In any event, the audit committee shall receive annually from the auditor written confirmation of its independence in relation to the Company or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements.

(vi)	Issue, on an annual basis and prior to the issuance of the auditor’s report, a report stating an opinion on the independence of the auditor. Such report shall, in all cases, contain an opinion regarding the provision of the additional services mentioned in subsection (v) above.

5.	The audit committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit committee may also require that the auditor attend such meetings. One of its meetings shall be devoted to preparing the information that the board is to approve and include in the annual public documents.

6.	Meetings of the audit committee shall be validly held when at least one half of its members are present in person or by proxy. The committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have a tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the audit committee shall be recorded in a minute book, and every one of such minutes shall be signed by the chairman and the secretary.

7.	The rules and regulations of the board shall further develop the rules applicable to the audit committee established in this article”.

(vi)	To amend sub-section 1 of article 54 of the Bylaws, without changing the other sub-sections of such article; sub-section 1 of article 54 shall read as follows:

“1.	An appointments and remuneration committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to compensation, appointment and withdrawal of directors on the terms established by law. The board may decide to establish two committees and attribute separately to each of them powers in connection with appointments, on the one hand, and with remuneration, on the other”.

(vii)	To add a new article 54 bis to the Bylaws, which shall read as follows:

“Article 54 bis. Risk supervision, regulation and compliance committee

1.	A risk supervision, regulation and compliance committee shall be established and entrusted with general powers to support and advise the board of directors in its risk control and oversight duties, in the definition of the risk policies of the Group, in relations with supervisory authorities and in compliance matters.

2.	The risk supervision, regulation, and compliance committee shall consist of a minimum of three and a maximum of seven directors, all of whom shall be external or non-executive, with independent directors having majority representation.

3.	The members of the risk supervision, regulation and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, skills and experience and the tasks of the committee.

4.	The risk supervision, regulation and compliance committee must in all events be presided over by an independent director.

5.	The rules and regulations of the board shall govern the composition, operation and powers of the risk supervision, regulation and compliance committee”.

(viii)	To amend sub-section 3 of article 62 of the Bylaws without changing the other sub-sections of such article. The aforementioned sub-section 3 of article 62 shall read as follows:

“3.	The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit committee, of the content and scope of the discrepancy, and shall also endeavor to ensure that the auditor likewise discloses its considerations in this regard”.

Pursuant to the provisions of Royal Decree 1245/1995, of 14 July, on the creation of banks, cross-border activities and other matters relating to the legal rules and regulations applicable to credit institutions, the preceding amendments are conditional upon the granting of the administrative authorisation mentioned in Section 8.1 of such Royal Decree.

Item Seven:

To amend article 18 of the Rules and Regulations for the General Shareholders’ Meeting, which shall read as follows:

“Article 18. Information

During the presentation period, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda, as well as clarifications regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or regarding the report submitted by the Company’s auditor. They must have previously identified themselves for this purpose in accordance with the provisions of article 16 above.

The Directors shall be required to provide the information requested pursuant to the preceding paragraph, except in those cases in which (i) it has been requested by shareholders representing less than twenty-five percent of share capital, and the Chairman believes that publication thereof may prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda, to information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or to the report submitted by the Company’s auditor; (iii) the requested information or clarification is not needed to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; (iv) prior to specific questions being asked by the shareholders, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website; or (v) legal or regulatory provisions so provide.

The requested information or clarification shall be provided by the Chairman or, if applicable and if directed by such Chairman, by the Chairman of the Audit Committee, the Secretary, a director or, if appropriate, any employee of the Company or expert on the matter.

In the event that it is not possible to satisfy the shareholder’s right to receive information during the proceedings of the General Shareholders’ Meeting, the directors shall provide the requested information in writing to the interested shareholder within seven days of the close of the Shareholders’ Meeting”.

Item Eight:

To delegate to the board of directors, pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the broadest powers to do the following within one year from the date on which this general shareholders’ meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the general shareholders’ meeting, for a capital increase approved at such general shareholders’ meeting in the amount of 500 million euros.

In exercising these delegated powers, the board of directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares – with or without a premium and with or without voting rights – or by increasing the par value of existing shares through new cash contributions; determine the deadline for exercising pre-emptive rights where applicable in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

The capital increase referred to in this resolution shall become void if the board of directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders acting at the general shareholders’ meeting for carrying out the resolution.

The board of directors is also authorised to delegate to the executive committee the delegable powers granted pursuant to this resolution.

Item Nine:

I) To deprive of any and all effect, to the extent of the unused amount, the authorisation granted by the shareholders at the ordinary general shareholders’ meeting of 22 March 2013 by means of resolution Ten II).

II) To re-authorise the board of directors, as broadly under the Law as may be necessary, so that, in accordance with the provisions of Section 297.1.b) of the Spanish Capital Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this meeting, in the maximum amount of 2,890,266,786.50 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights –, with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre-emptive subscription period or periods, to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made, and to amend the article of the Bylaws regarding share capital. The amount of capital increases, if any, made to accommodate the conversion of debentures under the provisions of the resolution adopted by the shareholders at this ordinary general shareholders’ meeting under item Eleven A of the agenda or pursuant to any other resolution adopted in this connection by the shareholders at the general meeting shall be deemed to be included within the limit of the aforementioned maximum amount available at any time. Furthermore, the board is authorised to totally or partially exclude pre-emptive rights upon the terms of Section 506 of the Spanish Capital Corporations Law, provided, however, that this power will be limited to capital increases carried out under this delegation of powers up to the amount of 1,156,106.714.50 euros. The board of directors is also authorised to delegate to the executive committee the delegable powers granted by virtue of this resolution.

Item Ten:

Ten A:	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price and power to use voluntary reserves from retained earnings for such purpose. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date the board of directors or, by delegation therefrom, the executive committee resolves to implement the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2013 to that date, and which shall not exceed 1,875 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into share (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or a company of its Group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the board of directors, or by the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the free allotment rights at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the term, within the free allotment rights trading period, that will be determined by the board of directors, or by the executive committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Num. rights + 1)

In addition, in the event that the total Purchase Price of the free allotment rights whose holders have accepted the Purchase Undertaking is higher than the amount allocated for such purpose in accordance with the resolution providing for the allocation of profits/losses for financial year 2013 approved by the shareholders at the general shareholders’ meeting of the Bank, it is resolved to authorise the use of voluntary reserves from retained earnings to purchase free allotment rights, in the amount of the difference between such total Purchase Price and the amount allocated to the purchase of rights in such resolution providing for the allocation of profits/losses.

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as of 31 December 2013, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in Section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. The capital increase to which this resolution refers shall be null and void if the board of directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The board of directors, or the executive committee by delegation therefrom, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the board of directors, or the executive committee by delegation therefrom, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to delegate, in turn, to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking and, if appropriate, to use voluntary reserves from retained earnings to the extent required for such purpose.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Ten B:	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date on which the board of directors or, by delegation therefrom, the executive committee resolves to carry out the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and which shall not exceed 1,950 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its Group, will waive the right to receive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights shall be traded on the market during the period determined by the board of directors, or the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the free allotment rights received by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the period, within the free allotment rights trading period, determined by the board of directors, or by delegation therefrom, the executive committee. To this end, it is resolved to authorise the Bank or the respective company of its Group to acquire such free allotment rights (as well as the shares corresponding to such rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

Purchase Price = PreCot / (Num. rights + 1)

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for the purposes of the transaction is the balance sheet as of 31 December 2013, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law. At the time the Increase is made, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot due to reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold in accordance with Section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the board of directors or, by delegation therefrom, the executive committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. Specifically, in order to decide to implement the increase, the board of directors or, by delegation therefrom, the executive committee, shall review and take into account the market conditions and the level of acceptance of the capital increase approved by the shareholders at this general shareholders’ meeting under item Ten A above, and in the event that, in its opinion, these or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the general shareholders’ meeting as described above. The capital increase to which this resolution refers shall be null and void if the board of sirectors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to the persons who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The board of directors or, by delegation therefrom, the executive committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the board of directors or, by delegation therefrom, the executive committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority, in turn, to delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Ten C:	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or “the Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander Shares outstanding on the date on which the board of directors or, by delegation therefrom, the executive committee, resolves to carry out the capital increase; and Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which will be determined by the board of directors or, by delegation therefrom, by the executive committee, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2014 to that date, which shall not exceed 2,025 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the board of directors or, by delegation therefrom, of the executive committee, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its Group, will waive the right to receive a number of free allotment rights equal to the difference between both figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the board or, by delegation therefrom, by the executive committee, subject to a minimum period of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that may be determined, will make an irrevocable undertaking to purchase the free allotment rights received by the shareholders at the price set forth below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the period, within the free allotment rights trading period, that may be determined by the board of directors or, by delegation therefrom, the executive committee. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding thereto), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro:

Purchase Price = PreCot / (Num. rights + 1)

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of the transaction is the balance sheet as of 31 December 2013, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in Section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from such sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to carry out such proceedings and actions as may be necessary and file the documents that may be required with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the board of directors or, by delegation therefrom, the executive committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so, and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. Specifically, in order to decide to carry out the increase, the board of directors or, by delegation therefrom, the executive committee shall review and take into account the market conditions and the level of acceptance of the capital increases approved by the shareholders at this general shareholders’ meeting under items Ten A and B above, if such increases were carried out, and in the event that, in its opinion, this or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the general shareholders’ meeting as described above. The capital increase to which this resolution refers shall be null and void if the board of directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to the persons who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The board of directors or, by delegation therefrom, the executive committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the board of directors or, by delegation therefrom, the executive committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority, in turn, to delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the new Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Ten D:	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or “the Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2. below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of Section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued

NTAcc = Number of Banco Santander Shares outstanding on the date on which the board of directors or, by delegation therefrom, the executive committee, resolves to carry out the capital increase, and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which will be determined by the board of directors or, by delegation therefrom, by the executive committee, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2014 to that date, which shall not exceed 2,100 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the board of directors or, by delegation therefrom, of the executive committee, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.- Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its Group, will waive the right to receive a number of free allotment rights equal to the difference between both figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A., S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the board or, by delegation therefrom, by the executive committee, subject to a minimum period of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the free allotment rights received by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the period, within the free allotment rights trading period, determined by the board of directors, or by delegation therefrom, by the executive committee. To this end, it is resolved to authorise the Bank or the respective company of its Group to acquire such free allotment rights (as well as the shares corresponding thereto), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

Purchase Price = PreCot / (Num. rights + 1)

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of the transaction is the balance sheet as of 31 December 2013, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in Section 303.1 of the Spanish Capital Corporations Law. At the time the Increase is made, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.- Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot due to reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in Section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from such sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the board of directors or, by delegation therefrom, the executive committee, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. Specifically, in order to decide to implement the increase, the board of directors or, by delegation therefrom, the executive committee, shall review and take into account the market conditions and the level of acceptance of the capital increases approved by the shareholders at this general shareholders’ meeting under items Ten A, B and C above, if such increases were carried out, and in the event that, in its opinion, these or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the general shareholders’ meeting as described above. The capital increase to which this resolution refers shall be null and void if the board of directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to the persons who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The board of directors or, by delegation therefrom, the executive committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the board of directors or, by delegation therefrom, the executive committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority, in turn, to delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Item Eleven:

Eleven A:

I) To rescind and deprive of effect, to the extent of the unused amount, resolution Twelve A II) approved at the ordinary general shareholders’ meeting of 22 March 2013.

II) To delegate to the board of directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Company, all in accordance with the following conditions:

1.	Securities to be issued. The securities covered by this delegation may be debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature in any of the forms admitted by Law and that are convertible into and/or exchangeable for shares of the Company. The delegated powers also cover warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe for or acquire shares of the Company, whether newly-issued or already outstanding, payable by physical delivery or by set-off.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.	Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is 10,000 million euros or the equivalent thereof in another currency. For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums and exercise prices of the warrants under each issuance approved pursuant to the powers delegated hereby.

It is stated for the record that, as provided in Section 510 of the Spanish Capital Corporations Law, the limitation relating to the issuance of debentures established in sub-section 1 of Section 405 of the Spanish Capital Corporations Law does not apply to the Bank.

4.	Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance – domestic or foreign – and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by Law (including those that are subordinated, if any, among those contemplated in sub-section 1 of Section 7 of Law 13/1985, of 25 May, and in Section 12.1 of Royal Decree 216/2008, of 15 February – or in articles 52 or 63 of (EU) Regulation No. 575/2013 of the European Parliament and of the Council, of 26 June 2013, regarding prudential requirements for credit institutions and investment companies – ; the issuance date(s); whether the securities are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if, voluntarily, whether at the option of the holder of the securities or the issuer; if the securities are not convertible, the possibility of their being exchangeable, in whole or in part, for outstanding shares of the issuing Company or of including a call option on such shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be callable or not (including, if applicable, the possibility of redemption by the issuer), and, in the former case, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof, which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the securities issued in reliance on this authorisation, including the power of the board to use, to the extent applicable, the means of withdrawal referred to in Section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

5.	Basis and methods for conversion and/or exchange. In the event of issuances of securities that are convertible into and/or exchangeable for shares of the Company and for purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:

(i)	Securities issued pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of the Entity in accordance with a conversion and/or exchange ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion and/or exchange price), with the board of directors being authorised to determine whether they shall be convertible and/or exchangeable and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if voluntarily, whether at the option of their holder or of the issuer, at the intervals and during the maximum term established in the issuance resolution, which shall not exceed fifty (50) years from the date of issuance. Such maximum term shall not apply to permanent securities that are convertible and/or exchangeable.

(ii)	In the case of a fixed conversion and/or exchange ratio, for purposes of the conversion and/or exchange, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the board of directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount, and in any case subject to a minimum of the greater of (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the board that shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the adoption by the board of the resolution providing for the issuance of the reference securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of adoption of such issuance resolution.

(iii)	The issuance of convertible and/or exchangeable fixed-income securities at a variable conversion and/or exchange ratio may also be approved. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic or weighted mean of the closing prices, average prices or other listing reference for the shares of the Company on the Continuous Market during a period to be determined by the board of directors, which shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the date of conversion and/or exchange, as applicable, with a premium or a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion and/or exchange thereof upon the terms established by the board.

(iv)	If the issuance is convertible and exchangeable, the board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on the same date.

(v)	Upon conversion and/or exchange, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The board shall decide whether any difference that might result should be paid to each holder in cash.

(vi)	Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of Section 415.2 of the Spanish Capital Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible securities pursuant to the authorisation granted by the shareholders at the meeting, the board of directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards.

This report shall be accompanied by the corresponding auditors’ report referred to in Section 414 of the Spanish Capital Corporations Law.

6.	Capital increase and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the board of directors shall also include, by way of example and not of limitation, the following powers:

(i)	The power for the board of directors, within the scope of the provisions of Sections 308, 417 and 511 of the Spanish Capital Corporations Law, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by the Company’s interest within the framework of a specific issuance of convertible securities approved by the board under this authorisation. In any event, if the board decides to eliminate pre-emptive rights with respect to a specific issuance that it may decide to make in reliance on this authorisation, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall prepare a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report in accordance with Sections 417.2 and 511.3 of the Spanish Capital Corporations Law. Such reports shall be made available to the shareholders and shall be communicated to them at the first general shareholders’ meeting held following the adoption of the issuance resolution.

(ii)	The power to increase capital by the amount necessary to accommodate the requests for conversion. Such power may only be exercised to the extent that the board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the other capital increases that have been approved within the scope of authorisations granted by the shareholders at the general shareholders’ meeting, does not exceed the limit of one-half of the share capital amount specified in Section 297.1.b) of the Spanish Capital Corporations Law or 20% of such total amount of share capital if the pre-emptive rights of the shareholders are excluded in the issuance of the convertible securities. This authorisation to increase capital includes authorisation to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as authorisation to amend the text of the article of the Bylaws relating to the amount of share capital and, if applicable, to nullify the portion of such capital increase that was not needed for a conversion into shares.

(iii)	The power to further develop and specify the basis and methods for the conversion and/or exchange, taking into account the standards set forth in section 5 above and, in general and as broadly as possible, to determine all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent general shareholders’ meetings held by the Company, the board of directors shall inform the shareholders of the use, if any, that has been made through such time of the delegated power to issue securities that are convertible into and/or exchangeable for shares of the Company.

7.	Convertible warrants. The rules set forth in sections 5 and 6 above shall apply, mutatis mutandi, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous sections hereof, to decide on all matters it deems appropriate in connection with those kinds of securities.

8.	Admission to trading. When appropriate, the Company shall apply for admission to trading of the securities issued pursuant to the powers delegated hereby on official or unofficial, organised or unorganised, domestic or foreign secondary markets, with the board of directors being authorised to carry out such formalities and activities before the competent authorities of the various domestic or foreign securities markets as may be necessary for admission to listing.

9.	Delegation. In turn, the board of directors is hereby authorised to delegate to the executive committee those powers conferred pursuant to this resolution that may be delegated.

Eleven B:

To authorise the board of directors such that, in accordance with the general rules and regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, it may issue, on one or more occasions, up to 50,000 million euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes, debentures and preferred interests or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

In the exercise of the delegated powers granted hereby, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by Law (including those that are subordinated, if any, among those contemplated in sub-section 1 of Section 7 of Law 13/1985, of 25 May, and in Section 12.1 of Royal Decree 216/2008, of 15 February or in articles 52 or 63 of (EU) Regulation No. 575/2013 of the European Parliament and of the Council, of 26 June 2013, concerning prudential requirements for credit institutions and investment companies); the issuance date(s); the possibility of their being exchangeable, in whole or in part, for shares or other existing securities of other entities (and, if exchangeable, the fact that they may be mandatorily or voluntarily exchangeable and, in the latter case, at the option of the holder of the securities or of the issuer) or of including a call option on such shares; the interest rate, dates and procedures for payment of the coupon; whether they are to be callable or not and, in the former case, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading of the securities that are issued on official or unofficial, organised or unorganised, domestic or foreign secondary markets in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if appropriate, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and the power to use, to the extent applicable, the means of withdrawal referred to in Section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained, as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to limits on the delegation, the aforementioned amount of 50,000 million euros is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the board of directors. In the case of warrants, the sum of the premiums and exercise prices of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit.

The board of directors is hereby authorised to delegate in turn to the executive committee those powers conferred pursuant to this resolution that may be delegated.

Finally, it is stated for the record that, pursuant to the provisions of Section 510 of the Spanish Capital Corporations Law, the limitation provided in Section 405.1 of such law regarding the issuance of debentures does not apply to the Bank.

Item Twelve:

To approve the maximum ratio between the variable and fixed components of the total remuneration (hereinafter, the “Variable Remuneration Maximum Ratio”) of certain executive directors and employees belonging to categories whose professional activities have a material impact on the risk profile of the Group upon the terms set forth below:

(i)	Number of affected persons: a maximum of 785, such number being 664 at 31 December 2013.

(ii)	Positions held by the affected persons.

The beneficiaries of this resolution are executive directors of Banco Santander or employees of Banco Santander or other companies of the Group belonging to categories whose professional activities have a material impact on the risk profile of the Bank or the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other employees whose total remuneration takes them into the same remuneration bracket as that for the foregoing categories (the “Identified Group”). The types of position affected by this resolution are specified in section (iii) below.

(iii)	Variable Remuneration Maximum Ratio.

The Variable Remuneration Maximum Ratio to be applied to each category within the Identified Group will be as follows:

Category	No of Beneficiaries	Variable Remuneration Maximum Ratio
Executive directors	5	200%
Division directors and other Group executives with a similar profile	31	200%
Employees engaged in control activities	27	200%
Global banking and markets employees in:
Spain	176	200%
Brazil	58	200%
United Kingdom	55	200%
Other countries	72	200%
Other members of the Identified Group (2)
Spain	73	200%
United Kingdom	52	200%
Other EU countries	20	200%
Brazil	63	200%
Mexico	13	200%
Other non-EU countries	19	200%
Total	664

[1]	Data at 31 December 2013
[2]	Other employees whose professional activities have a material impact on the risk profile of the Group, or whose remuneration takes them into the same remuneration bracket as that for the foregoing categories or meets other criteria set forth in the draft Regulatory Technical Standards on criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile under Article 94(2) of Directive 2013/36/EU.

(iv)	Authorisation.

Without prejudice to the general provisions set forth in item Fourteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the board of directors, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)	To determine any modifications that should be made in the affected Identified Group, within the maximum limit of persons established by the shareholders at the general shareholders’ meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of the members of such group.

(b)	To approve the content of the agreements and any other supplementary documents that may be required or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the Bank of Spain or with any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including any regulations or provisions that may prevent their implementation upon the terms approved or that require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Twelve.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to their own executives and employees within the Identified Group.

Item Thirteen:

Thirteen A:

Fourth Cycle of the Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the fourth cycle of the Deferred and Conditional Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I. Purpose and Beneficiaries

The fourth cycle of the Deferred and Conditional Variable Remuneration Plan will be implemented in connection with the variable remuneration or bonus (hereinafter, the “Bonus”) for financial year 2014 that is approved by the board of directors or the appropriate body in each case, for executive directors and certain employees of the Santander Group belonging to categories whose professional activities have a material impact on the risk profile of the institution or its Group (all of them being referred to as the “Identified Group”) and determined in accordance with Article 92(2) of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 and the draft Regulatory technical standards on criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile under Article 94(2) of Directive 2013/36/EU, sent by the European Banking Authority (EBA) to the European Commission on 13 December 2013) (the “Draft RTS”).

The number of members of the Identified Group affected by this resolution (thus excluding those whose variable remuneration is not paid, either in whole or in part, in shares of Banco Santander but is paid, in whole or in part, in shares of subsidiaries of Banco Santander) comes to 1,100 persons at 31 December 2013. However, taking into account possible alterations in the workforce, as well as possible amendments to the aforementioned Draft RTS, the number of beneficiaries might change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) in or exclusions from the Identified Group, without the maximum total number of shares to be delivered that is authorised at any time being modified as a result.

The purpose of this fourth cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of the Bonus over a period of three years, with any payment thereof being made in cash and in Santander shares, and with the other portion of such variable remuneration being also paid in cash and in Santander shares upon commencement, all in accordance with the rules set forth below.

II. Operation

The Bonus of the beneficiaries for financial year 2014 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred, and the “Deferred Percentage” to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage
Executive directors and members of the Identified Group whose total variable remuneration is ≥ €2.6 million	40%	60%
Division directors, country heads, other executives of the Santander Group with a similar profile and members of the Identified Group whose total variable remuneration is ≥ €1.8 million (< €2.6 million)	50%	50%
Other beneficiaries	60%	40%

Taking the foregoing into account, the Bonus for financial year 2014 will be paid as follows:

(i)	Each beneficiary will receive in 2014, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage of the Bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 years and will be paid in thirds, within thirty days of the anniversaries of the Initial Date in 2016, 2017 and 2018 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds, 50% in cash and the other 50% in Santander shares.

(iv)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iii) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to the beneficiary remaining with the Santander Group2, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing during the period prior to each of the deliveries as a consequence of acts performed in 2014, in the opinion of the board of directors and following a proposal of the appointments and remuneration committee in each case:

(i)	poor financial performance of the Group;

(ii)	violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the economic capital or risk profile of the Group.

2	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash (as well as applicable dividends and interest), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

The board of directors, at the proposal of the appointments and remuneration committee and depending on the level of compliance with such conditions, will determine the specific amount of deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each Anniversary, the beneficiaries will receive the cash and shares in thirds, within thirty days of the first, second and third Anniversary.

On the occasion of each delivery of shares and cash and, therefore, subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the Bonus and the interest accrued on the deferred cash amount of the Bonus, in both cases from the Initial Date through the date of payment of the shares and cash in each applicable case. In cases of application of the Santander Scrip Dividend programme (Santander Dividendo Elección), the price paid will be that offered by the Bank for the free-of-charge allotment rights corresponding to such shares.

III. Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, will be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to the date on which the board of directors approves the Bonus for the executive directors of the Bank for financial year 2014 (hereinafter, the “2015 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of the Bonus to be delivered in shares to the beneficiaries of the fourth cycle of the Deferred and Conditional Variable Remuneration Plan will come to 182 million euros (the “Maximum Amount of Bonus Distributable in Shares” or “MABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Bonus in Shares” or “LBS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LBS =	MABDS 2015 Listing Price

Included in the Maximum Amount of Bonus Distributable in Shares is the estimated maximum amount of the Bonus to be delivered in shares for the executive directors of the Bank, which is 7.6 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”).

The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

LSED =	MADSED 2015 Listing Price

IV. Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V. Authorisation

Without prejudice to the general provisions set forth in item Fourteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors will have the following powers:

(i)	To approve the content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)	To determine the assignment of the beneficiaries of the plan to one group or another within the Identified Group; to set, without altering the maximum amount of the Bonus to be delivered in shares, the specific number of beneficiaries of the plan; to establish the market interest rate to be applied to the deferred portion to be paid in cash; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions, and in the event that the maximum amount distributable in shares to be delivered is exceeded with respect to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash. In addition, the board may adapt the aforementioned plan to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(vii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the appointments and remuneration committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Thirteen A.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy, the plan and the cycles thereof with respect to their own executives.

Thirteen B:

First Cycle of the Performance Shares Plan

To approve the implementation of the first cycle of the Performance Shares Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I. Purpose and Beneficiaries

The first cycle of the Performance Shares Plan will be implemented with respect to the long-term incentive (hereinafter, the “LTI”) to be approved by the board of directors or by the appropriate body in each case for financial year 2014 for the members of the Identified Group, as defined in resolution Thirteen A above, and, if relevant, any other executives designated by the board.

The purpose of this first cycle of the Performance Shares Plan is to implement the component of variable remuneration of the Identified Group, consisting of a long-term incentive in shares based on the Bank’s performance over a multi-year period.

II. Duration

This cycle of the Performance Shares Plan will cover the years 2014, 2015, 2016 and 2017, as a reference period to determine the achievement of the targets upon which the LTI is conditional, without prejudice to the deferral thereof upon the terms set forth in this resolution.

III. Maximum Number of Shares to Be Delivered

The maximum amount of the LTI and, therefore, the maximum number of shares to which a beneficiary may be entitled under this plan is established at 15% of such beneficiary’s reference bonus.

Taking into account that the maximum LTI amount calculated by the board of directors for all of the beneficiaries comes to the sum of 51 million euros (the “Collective Maximum LTI”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of the LTI in Shares”) will be determined by applying the following formula:

Limit of the LTI in Shares =	Collective Maximum LTI 2015 Listing Price

where “2015 Listing Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the Bonus for the Bank’s executive directors for financial year 2014.

Included in such amount is the calculation of the maximum LTI amount for the executive directors of the Bank, which totals 2 million euros (the “Maximum LTI for Executive Directors”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit of the LTI in Shares for Executive Directors”) will be determined by applying the following formula:

Limit of the LTI in Shares for Executive Directors =	Maximum LTI for Executive Directors 2015 Listing Price

IV. Establishment of the LTI

The board of directors, following a proposal of the appointments and remuneration committee, will establish the LTI for each beneficiary for 2014 (the “Approved LTI Amount”) according to the relative performance of the Bank’s total shareholder return (TSR) in 2014 vis-à-vis a Reference Group, based on an amount equal to 15% of such beneficiary’s reference bonus.

For these purposes:

•	“TSR” means the difference (expressed as a percentage ratio) between the final value of an investment in ordinary shares of Banco Santander and the initial value of such investment, bearing in mind that such final value will be calculated taking into account the dividends or other similar items (such as the Santander Scrip Dividend programme (Santander Dividendo Elección)) received by the shareholder on such investment during the corresponding period as if they had been invested in additional shares of the same kind on the first date on which the dividend or similar item is due to the shareholders and at the average weighted listing price on such date. TSR will be calculated by taking into account the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2014 (excluded) (for calculation of the initial value) and for the fifteen trading sessions prior to 1 January 2015, 2016, 2017 or 2018 (excluded) (for calculation, as applicable, of the final value, as explained below).

•	“Reference Group” means the group comprised of the following 15 financial institutions: HSBC, BNP Paribas, Société Générale, JP Morgan, Citigroup, BBVA, Nordea, Unicredito, Intesa SanPaolo, Itaú-Unibanco, Bank of Nova Scotia, Deutsche Bank, Lloyds, Bradesco, UBS.

In order to determine the Approved LTI Amount, if any, to which each beneficiary is entitled, the following percentages will be applied to 15% of such beneficiary’s reference bonus depending on the ranking of the Bank’s TSR in 2014 compared to the TSR for the Reference Group:

Ranking of Santander’s TSR	%
From 1st to 8th	100%
From 9th to 12th	50%
From 13th to 16th	0%

The Approved LTI Amount will be deferred by thirds over 3 years, in each of which the level of achievement of certain targets (the “Multi-year Targets”) will be established, and in view thereof, the LTI amount that must be paid and, therefore, the number of shares that must be delivered to the beneficiary will be determined.

The amount to be paid each year and, therefore, the final number of shares to be delivered to each beneficiary will be calculated based on the respective one-third of the Approved LTI Amount and taking into account: (i) the level of achievement of the respective Multi-year Target; (ii) the result of deducting any applicable taxes (or withholdings); and (iii) the 2015 Listing Price.

V. Accrual of the LTI Based on Multi-year Targets

The Approved LTI Amount for each beneficiary will be deferred by thirds over a period of 3 years and will be paid, if applicable, in the month of June of the years 2016, 2017 and 2018

(the “LTI Payment Dates”) depending on the achievement of the TSR Multi-year Targets. Thus, for each LTI Payment Date, the board of directors, following a proposal of the appointments and remuneration committee, will determine the amount, if any, that each beneficiary is to receive (the “Annual LTI Amount”) by applying the corresponding percentage shown in the table below to one-third of the Approved LTI Amount for that year:

Ranking of Santander’s TSR	% to be paid
From 1st to 4th	100%
5th	87.5%
6th	75%
7th	62.5%
8th	50%
9th - 16th	0%

For purposes of the 2016 LTI accrual, the reference TSR will be the accumulated TSR between 1 January 2014 and 31 December 2015; for purposes of the 2017 LTI accrual, the reference TSR will be the accumulated TSR between 1 January 2014 and 31 December 2016; and for purposes of the 2018 LTI accrual, the reference TSR will be the accumulated TSR between 1 January 2014 and 31 December 2017.

VI. Operation

a)	On each LTI Payment Date, once the Annual LTI Amount has been determined as provided in section V above, the number of Santander shares corresponding to that amount will be delivered to the beneficiary after deducting any applicable taxes (or withholdings), such shares being calculated based on the 2015 Listing Price.

b)	The beneficiaries receiving Santander shares corresponding to the LTI may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

c)	In addition to the beneficiary remaining with the Santander Group[3], the delivery of the shares that must be paid on each LTI Payment Date depending on the achievement of the respective Multi-year Target is conditional upon none of the following circumstances existing during the period prior to each of the deliveries as a consequence of acts performed in 2014, in the opinion of the board of directors and following a proposal of the appointments and remuneration committee:

(i)	poor financial performance of the Group;

(ii)	violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the economic capital or risk profile of the Group.

The board of directors, following a proposal of the appointments and remuneration committee, and depending on the level of compliance with such conditions, will determine the specific Annual LTI Amount and, therefore, the number of shares to be delivered to the beneficiary.

d)	On the occasion of each delivery of shares under this cycle and, therefore, subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends paid on the respective shares from the date of establishment of the Approved LTI Amount through the applicable LTI Payment Date. In cases of application of the Santander Scrip Dividend programme (Santander Dividendo Elección), the price paid will be that offered by the Bank for the free-of-charge allotment rights corresponding to such shares.

[3]	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares corresponding to the LTI (as well as applicable dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the LTI in advance. If the beneficiary or the successors thereof maintain the right to receive the shares corresponding to the LTI (as well as applicable dividends), such shares shall be delivered within the periods and upon the terms set forth in the Plan rules.

VII. Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the shares.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash and vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

VIII. Authorisation

Without prejudice to the general provisions set forth in item Fourteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors will have the following powers:

(i)	To approve the content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to which each of the beneficiaries of the plan is entitled, observing in each case the established maximum limits.

(v)	To establish, without altering the Limit of the LTI in Shares, the specific number of beneficiaries of the plan and to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions.

(vi)	To approve the engagement of an internationally recognised third party to verify the achievement of the TSR targets for purposes of the LTI and to provide advice on issues that may arise upon the implementation of the plan. Specifically, and merely by way of example, it may ask such third party: to obtain, from appropriate sources, the data upon which the calculation of TSR is to be based; to perform such calculation; to compare the Bank’s TSR with that at the institutions within the Reference Group; and to provide advice on the decision as to how to act in the event of unforeseen alterations in the list of the Reference Group that may require adjustments to the rules for comparison among them.

(vii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent in a direction not authorised by this resolution; such adaptation may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash. In addition, the board may adapt the plan to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the respective shares or amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the attributable shares is made contingent have been fulfilled with respect to the relevant period, with the power to modulate the number of shares to be delivered depending on the existing circumstances, all following a proposal of the appointments and remuneration committee.

(ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Thirteen B.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy, the plan and the cycles thereof with respect to their own members of the Identified Group.

Thirteen C:

Plan for employees of Santander UK plc and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain continuity requirements.

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the implementation of a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which between 5 and 500 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but will forfeit the right to exercise the options.

The exercise price in pounds Sterling will be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction will be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount will be converted into pounds Sterling using, for each day of listing, the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference date will be set in the final approval of the plan by the British Tax Authority (“invitation date”) and will occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2014.

The employees must decide upon their participation in the plan within a period between 42 and 63 days following publication of the consolidated results of Banco Santander, S.A. for the first half of 2014.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by such employee (whether for the plan to which this resolution refers or other past or future “sharesave” plans) is 500 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2014, is 13,300,000, equal to 0.11504% of the share capital as of the date of the call to meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of resolution Fourteen below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

Thirteen D:

Plan for employees of Santander Insurance Services Limited and of other Group companies in Ireland linked to the investment in shares of Banco Santander, S.A.

To approve, inasmuch as it is a remuneration system that includes the acquisition of shares of the Bank by employees of Santander Insurance Services Limited and of other Group companies in Ireland with a charge to their remuneration, the implementation of an employee share scheme intended for the employees of Santander Insurance Services Limited, of companies within the subgroup thereof and of the other companies of the Santander Group registered in Ireland (in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which employees may use all or part of their bonus and a part of their gross annual salary (up to a maximum aggregate amount currently set at 12,700 euros) to acquire shares of Banco Santander, S.A. at the market price (according to the listing price on the Spanish Continuous Market). The shares are acquired, in the name and for the account of the employee, by a trustee, who holds them for a term of 3 years. Upon the expiration of such 3-year term, the employee may choose to transfer the shares to a securities account in the employee’s name or to dispose of them.

The maximum number of shares of Banco Santander, S.A. covered by this plan, approved for 2014, is the result of dividing 500,000 euros by the arithmetic mean of the purchase prices on the Spanish Continuous Market of the shares acquired under the plan.

The plan is subject to the approval of the Irish Revenue. Each of the companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of resolution Fourteen below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the Rules and Regulations of the Board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of the companies of the Santander Group registered in Ireland or having branches therein and referred to in the first paragraph above have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

Item Fourteen:

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution Fourteen.

B) To authorise Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr José Javier Marin Romano, Mr Matías Rodríguez Inciarte and Mr Ignacio Benjumea Cabeza de Vaca so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Appointments and Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item Fifteen).

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Matías Rodríguez Inciarte, Second Vice Chairman, in Santander on 28 March 2014.

Reviewed

Second Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 28, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President